Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Basket:	Basket Component	Weighting
	S&P 500® Index (ticker symbol: “SPX”)	25.00%
	EURO STOXX 50® Index (ticker symbol: “SX5E”)	25.00%
	Shares of the iShares® iBoxx® $ High Yield Corporate Bond ETF (ticker symbol: “HYG”)	50.00%
Pricing date:	May , 2018
Valuation date:	May , 2023
Maturity date:	May , 2023
Upside participation rate:	120.00% to 130.00%*
Payment at maturity:	For each note, the $1,000 stated principal amount per note plus the note return amount, which will be either zero or positive
Note return amount:

• If the basket return percentage is greater than zero:

$1,000 × basket return percentage × upside participation rate

• If the basket return percentage is less than or equal to zero: $0

The notes are unsecured debt securities.  All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17324CUH7 / US17324CUH77

* The actual upside participation rate will be determined on the pricing date

Key Definitions
Basket return percentage:	(final basket level – initial basket level) / initial basket level
Initial basket level:	100
Final basket level:	100 × [1 + (component return of SPX × 25%) + (component return of SX5E × 25%) + (component return of HYG × 50%)]
Component return:	For each basket component: (final component value – initial component value) / initial component value
Initial component value:	For each basket component, the closing level or closing price, as applicable, of that basket component on the pricing date
Final component value:	For each basket component, the closing level or closing price, as applicable, of that basket component on the valuation date

Hypothetical Payment at Maturity Diagram*

* Assumes that the upside participation rate is equal to the lowest value indicated under Preliminary Terms.

This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Amended and Restated Preliminary Pricing Supplement dated April 25, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Selected Risk Considerations

•    You may not receive any return on your investment in the notes. You will receive a positive return on your investment in the notes only if the basket appreciates from the initial basket level to the final basket level. If the final basket level is equal to or less than the initial basket level, you will receive only the stated principal amount of $1,000 for each note you hold at maturity.

•    The notes do not pay interest.

•    The notes are designed for investors who seek exposure to the basket components but who are willing to forgo any dividends or distributions on the basket components in exchange for the repayment of principal at maturity if the basket depreciates. Dividend or distribution yields on the basket components would be expected to represent a significant portion of the overall return on a direct investment in the basket components, but will not be reflected in the performance of the basket components as measured for purposes of the notes (except to the extent that dividends and distributions reduce the levels or prices of the basket components). The magnitude of this lost dividend or distribution yield may be particularly significant in the case of the iShares® iBoxx® $ High Yield Corporate Bond ETF. As a result, your return on the notes may be significantly less than the return that could be achieved on a direct investment in the basket components.

•    Your payment at maturity depends on the closing levels or closing prices, as applicable, of the basket components on a single day.

•    Investing in the notes is not equivalent to investing in the basket components. You will not have voting rights, rights to receive any dividends on stocks or distributions of interest on bonds or any other rights with respect to the basket components or the securities included in or held by the basket components.

•    The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

•    Sale of the notes prior to maturity may result in a loss of principal.

•    The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement.

•    The value of the notes prior to maturity will fluctuate based on many unpredictable factors.

•    The basket components may offset each other.

•    The basket components may be highly correlated in decline.

•    The EURO STOXX 50® Index is subject to risks associated with non-U.S. markets.

•    The performance of the EURO STOXX 50® Index will not be adjusted for changes in the currency exchange rate between the euro and the U.S. dollar.

•    The iShares® iBoxx® $ High Yield Corporate Bond ETF is subject to significant risks, including interest rate-related and credit-related risks.

•    The issuer and its affiliates may have conflicts of interest with you.

•    The U.S. federal tax consequences of an investment in the notes are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com